82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com



05007258

April 1, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 1, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION



Jennifer Nestoruk
Corporate Secretary


PROCESSED
APR 25 2005
THOMSON
FINANCIAL

/jn
enclosure

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

April 1, 2005
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Announces the Commencement of Exploration on the Kenieba Nord Concession

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is very pleased to announce that an exploration program on the 1,000 sq km Kenieba Nord diamond concession is currently in progress. This concession covers 12 known kimberlites, and seven diamonds between 34 and 232 carats have previously been found in alluvium or stream deposited sediments within the concession.

The program will consist of completing ground magnetic surveys and grid sampling for diamond indicator minerals over several key areas. These areas have been chosen on the basis of the best combination of airborne magnetic anomalies, the existence of diamond indicator mineral anomalies from previous surveys and the location of diamond discoveries. The objective of this program is to discover additional kimberlites and ultimately the source of the diamonds from within the concession.

A diamond drill program is scheduled for the area after the current survey. Three of the more prospective known kimberlites will be tested (117, the Cirque Nord, and the Cirque Sud) as well as possible newly discovered kimberlites. Carl Verley, the Qualified Person pursuant to NI 43-101, is currently in Mali setting up the program.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director